SEC File No. 0-18774
                                                        CUSIP No. 848550 20 8

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

 [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form 10-D
 [ ] Form N-SAR [ ] Form N-CSR

                      For Period Ended: March 31, 2009

                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR

                   For the Transition Period Ended:  N/A

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, Identify the Item(s) to which the notification relates:


                      PART I - REGISTRANT INFORMATION

                         Spindletop Oil & Gas Co.
                        (Full name of registrant)

                                    N/A
                        (Former Name if Applicable)

                        12850 Spurling Dr., Suite 200
                  (Address of Principal Executive Office)

                            Dallas, Texas 75230
                        (City, State and Zip Code)














                     PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
  [X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                           PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


Spindletop Oil & Gas Co. is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, without unreasonable effort and expense due to the late receipt of information required from consolidated subsidiaries.


                        PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Chris G. Mazzini             972             644-2581
              (Name)               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
no, identify report(s),         [X] YES     [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                        [X] YES     [ ] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


It is anticipated that there will be a significant change in results of operations from the corresponding period for the last fiscal year. The following is an estimate of the changes to be reflected:

                                                Three Months Ended
                                            Mar 31, 2009   Mar 31, 2008
                                            ------------   ------------

    Oil and gas revenues                    $  1,154,000   $  3,117,000
    Other revenues                               325,000        293,000
                                            ------------   ------------
       Total revenues                          1,479,000      3,410,000

    Expenses                                   1,660,000      1,502,000
                                            ------------   ------------
       Net income before tax                    (181,000)     1,908,000

       Provision for income taxes                121,000        731,000
                                            ------------   ------------
     Net income                             $   (302,000)  $  1,177,000
                                            ============   ============

     Earnings per share of Common Stock         $(0.04)        $0.15
                                            ============   ============

     Weighted Average Shares Outstanding      7,310,803      7,310,803
                                            ============   ============

The estimated decrease in revenues between the two periods is due to a significant decrease in product prices over 2008 and the first quarter in 2009. Average oil prices have declined approximately 45% compared to the first quarter in 2009. Average gas prices have declined approximately 33%. In addition, gas sales volume decreased by approximately 45% from the same period in 2008. The decrease is from a drop in initial flush sales volumes from new horizontal Barnett Shale wells that were completed and placed into production in the fourth quarter of 2007 and the first quarter of 2008.





















                         SPINDLETOP OIL & GAS CO.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

May 15, 2009                       By: /s/ Chris G. Mazzini
                                      Chris G. Mazzini
                                      President, Director,
                                      Principal Executive Officer